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06006888

AB 3/28/06 *

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

W.R. Hambrecht + Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

539 Bryant Street
(No. and Street)

San Francisco (City) California (State) 94107-1237 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan T. Fayman 415-551-8642 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street (Address) San Francisco (City) California (State) 94105-2230 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH, D.C.
203

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

BB 6/8

OATH OR AFFIRMATION

I, Jonathan T. Fayman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of W.R. Hambrecht + Co., LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Financial and Operations Principal

Title

Notary Public

This report** contains (check all applicable boxes):

- x Independent Auditors' Report
- x (a) Facing Page.
- x (b) Balance Sheet
- x (c) Statement of Operations.
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Member's Equity.
- x (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- x (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- x (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- ___ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).
- x (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not applicable).
- ___ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable).
- x (l) An Oath or Affirmation.
- ___ (m) A Copy of the SIPC Supplemental Report (Not Required).
- x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATE OF CALIFORNIA)
) ss.
COUNTY OF SAN FRANCISCO)

On February 27, 2006, before me, Marguerite Cullen Ranucci, a Notary Public for the State of California, personally appeared Jonathan T. Fayman, personally known to me to be the person whose name is subscribed to the within instrument, and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

Marguerite Cullen Ranucci

MARGUERITE CULLEN RANUCCI
Commission # 1446838
Notary Public - California
San Francisco County
My Comm. Expires Nov 19, 2007

W.R. Hambrecht + Co., LLC
(SEC ID. NO. 8-50935)

Balance Sheet as of December 31, 2005, Independent Auditors' Report, and Supplemental Report on Internal Control

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
W.R. Hambrecht + Co., LLC:

We have audited the accompanying balance sheet of W.R. Hambrecht + Co., LLC (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying balance sheet has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the balance sheet, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The balance sheet does not include any adjustments that might result from the outcome of this uncertainty.

Deloitte + Touche LLP

February 28, 2006

Member of
Deloitte Touche Tohmatsu

W.R. HAMBRECHT + CO., LLC

BALANCE SHEET
AS OF DECEMBER 31, 2005

ASSETS	
CASH AND CASH EQUIVALENTS	$ 4,398,530
RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATION	3,487,342
MARKETABLE TRADING SECURITIES—At market value	792,419
LONG-TERM INVESTMENTS	1,920,795
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, Net of accumulated depreciation and amortization of $6,456,045	593,745
PREPAID EXPENSES AND OTHER ASSETS	1,606,603
TOTAL	$ 12,799,434
LIABILITIES AND MEMBER'S EQUITY	
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$ 1,180,326
PAYABLE TO BROKER-DEALERS	582,660
COMPENSATION AND BENEFITS PAYABLE	2,035,141
	3,798,127
SUBORDINATED BORROWINGS (Note 6)	3,000,000
COMMITMENTS AND CONTINGENCIES (Note 7)	
MEMBER'S EQUITY	6,001,307
TOTAL	$ 12,799,434

See notes to balance sheet.

1. OWNERSHIP STRUCTURE

W.R. Hambrecht + Co., LLC (the "Company") is a registered securities broker-dealer that is incorporated in the state of Delaware as a Delaware limited liability company. The Company is organized for the purpose of conducting a general stock brokerage and investment banking business. The Company is headquartered in San Francisco, California and is wholly owned by W.R. Hambrecht + Co., Inc. (the "Parent").

2. MANAGEMENT'S PLAN

The Company has a history of operating losses and negative cash flows from operations and the attainment of profitable operations is dependent upon future events, including increasing the Company's customer base, implementing and successfully executing its business and marketing plan, and retaining quality personnel. The Company is also highly dependent upon increased levels of activity in the capital markets, particularly initial public offerings, follow-on offerings, and corporate merger and acquisition transactions. This may translate into the Company's ability to complete such revenue-generating transactions for its customers and/or achieve liquidity for some of its venture investments. Negative developments in any of these areas could have a material adverse effect on the Company's business, operations, financial condition, and net capital.

It is the Company's belief that the positive U.S. capital market trends of 2005 will continue in 2006, thus providing an opportunity to increase revenue generation and achieve sustainable profitability. The Company believes that it has ample access to capital resources to successfully operate its business plan in 2006. If necessary, the Company may seek to sell additional debt or equity securities or enter into new credit facilities to meet its cash and/or net capital needs. The Company cannot make assurances that it will be able to complete any financing or liquidity transaction, that such financing or liquidity transaction will be adequate for the Company's needs, or that a financing or liquidity transaction will be completed in a timely manner.

The factors discussed above create substantial doubt about the Company's ability to continue as a going concern and an uncertainty as to the recoverability and classification of recorded asset amounts and the amount and classification of liabilities. The accompanying balance sheet does not include any adjustments relating to the recovery and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern or meet its net capital requirements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash on hand, demand deposits and short-term investments with original maturities of three months or less. There are no withdrawal restrictions on cash and cash equivalents.

Marketable Trading Securities—Marketable trading securities are reported at prevailing market prices.

Long-Term Investments—The Company's long-term investments include marketable equity securities, nonmarketable securities, notes receivable and a joint venture. At December 31, 2005, the Company held long-term investments valued at $1,920,795 (32% of member's equity).

Marketable equity securities are reported at prevailing market prices at December 31, 2005. For those marketable equity securities that the Company holds more than 14 days' worth of trading volume, the Company deducts a 20 percent discount from the total market value of the investment. Nonmarketable securities are not registered for public sale or carry restrictions on sale, and are reported at estimated fair value as determined by management. The notes receivable are accounted for at estimated fair value as determined by management. The notes are convertible into common stock of a privately held company. See related party Note 8 for further detail on these notes. Factors considered by management in valuing nonmarketable investments and notes receivable include the type of investment, purchase cost, restriction on disposition, relative volume owned versus market averages, subsequent purchases of the same or similar investments by other investors, and current financial and operating results of investee entities. However, because of the inherent uncertainty of valuation, management's estimate of fair value may differ significantly from the values that would have been used had a ready market existed for the securities and the differences could be material.

The investment in joint venture is accounted for under the equity method of accounting. Under this method, the Company's investment in the joint venture is recorded at cost and adjusted by the Company's share of the contributions, distributions and undistributed earnings or losses of the joint venture.

Furniture, Equipment, and Leasehold Improvements—Furniture, equipment, and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using an accelerated depreciation method. The estimated useful lives for the computation of depreciation are:

Software and computer equipment	3 years
Office equipment, excluding computer equipment	5 years
Furniture	7 years

Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or the estimated useful lives of the improvements.

Income Taxes—The Company is a single-member LLC and as such is considered a division of the Parent for federal and most state income tax reporting purposes. Accordingly, the Parent allocates income tax expense (benefit) to the Company as if it were a separate tax-paying entity. Therefore, the income tax consequences related to the Company's operations are reflected in its financial statements.

The Company accounts for income taxes based on the asset and liability method. Under this method of accounting, the Company recognizes taxes payable or refundable in the current year and deferred tax liabilities and assets for future consequences of events that have been recognized in the Company's financial statements or tax returns.

Stock Based Compensation—The Company's employees participate in the Parent's stock plans, which are more fully described in Note 11. The Company accounts for options granted to employees under the Parent's plan under APB Opinion No. 25, *Accounting for Stock Issued to Employees*, under which no compensation cost has been recognized, as the exercise price equals the estimated fair value of common stock on the date of grant. The Company accounts for restricted stock granted to employees under the Parent's plan by recognizing compensation expense on a straight-line basis over the vesting period of the restricted stock grant.

Recent Accounting Pronouncements—In 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 46, *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements*, as amended by FIN 46R (collectively "FIN 46"). FIN 46 defines variable interests and specifies the circumstances under which the consolidation of a variable interest entity ("VIE") will be required. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. The Company was required to apply FIN 46 for all new variable entities created or acquired after December 31, 2003. For all remaining variable interest entities that are subject to this Interpretation, FIN 46 was required to be applied by the beginning of the first annual period beginning after December 15, 2004. The Company evaluated the requirements under FIN No. 46 and determined that it does not have any variable interest entities where it is the primary beneficiary.

In March 2005, the FASB issued FIN 47, *Accounting for Conditional Asset Retirement Obligations*, which is an interpretation of SFAS 143, *Accounting for Asset Retirement Obligations*. FIN 47 clarifies terminology within SFAS 143 and requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have any impact on the Company's financial statements.

In May 2005, the FASB issued SFAS 154, *Accounting Changes and Error Corrections*. SFAS 154 replaces APB 20, *Accounting Changes,* and SFAS 3, *Reporting Accounting Changes in Interim Financial Statements,* and establishes retrospective application as the required method for reporting a change in accounting principle. SFAS 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The reporting of a correction of an error by restating previously issued financial statements is also addressed. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS 154 to have any impact on the Company's financial statements.

In December 2004, the FASB issued FAS 123 (revised 2004) (FAS 123R), *Share-Based Payment*. FAS 123R replaces FAS No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. FAS 123R requires compensation expense related to share-based payment transactions, measured as the fair value at the grant date, to be recognized in the financial statements over the period that an employee provides service in exchange for the award. FAS 123R is effective January 1, 2006. The Company does not expect that adoption of this statement will have an impact on its financial statements.

In June 2005, the Emerging Issues Task Force (the "EITF") of the FASB reached a consensus on EITF 04-5, "Determining whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights". This consensus

applies to entities not within the scope of FIN 46, in which the investor is the managing member of a limited liability company. The consensus requires the managing member to consolidate the limited liability company unless it overcomes the presumption of control. The managing member may overcome this presumption and not consolidate the limited liability company if the nonmanaging members have: (a) the ability to liquidate the limited liability company or otherwise remove the managing member through substantive "kick-out rights" that can be exercised without having to demonstrate cause; or (b) substantive participating rights in managing the limited liability company. This consensus became effective on June 29, 2005, for all newly formed limited liability companies and for existing limited liability companies for which the agreements have been modified. For all other limited liability companies, the consensus is effective no later than the beginning of the first reporting period beginning after December 15, 2005. The Company is the managing member in a number of limited liability companies that invest in private companies. The Company is currently evaluating the requirements under EITF 04-5 and believes that upon adoption on January 1, 2006, the Company will be required to consolidate approximately $9,992,129 representing the nonmanaging member's interest in the limited liability companies. This amount will be recorded as an increase in long-term investment and a corresponding minority interest on the Company's balance sheet.

4. LONG-TERM INVESTMENTS

The Company's long-term investments are valued in accordance with the procedures set forth in Note 3. At December 31, 2005, the Company's long-term investments, at estimated fair value, consisted of the following:

Marketable equity securities	$ 224,000
Non-marketable securities	174,001
Notes receivable	1,477,731
Joint Venture	45,063
Total long-term investments	$1,920,795

The cost of the Company's long-term investments at December 31, 2005, was $1,776,152.

5. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

A summary of furniture, equipment, and leasehold improvements as of December 31, 2005, is as follows:

Furniture	$ 739,619
Equipment	5,337,778
Leasehold improvements	972,393
Total furniture, equipment, and leasehold improvements	7,049,790
Less accumulated depreciation and amortization	(6,456,045)
Furniture, equipment, and leasehold improvements—net	$ 593,745

6. SUBORDINATED BORROWINGS

The Company repaid $3,000,000 during 2005 to Fiserv Securities, Inc. ("Fiserv") under a temporary revolving subordinated loan agreement. The agreement, which was issued in May 2004, terminated in May 2005.

The Company borrowed and repaid $40,000,000 during 2005 to Pershing, the Company's clearing organization subsequent to Fiserv under a temporary subordinated loan agreement. These borrowings were in connection with regulatory capital requirements to support the Company's underwriting activities. At December 31, 2005, there were no borrowings outstanding under the agreement.

The Company entered into a subordinated revolving loan agreement with the Bank of New York in April 2005. Any outstanding balance can be repaid at any time without being subject to a pre-payment penalty. The Company borrowed $17,000,000 and repaid $14,000,000 during 2005 under the agreement.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

William R. Hambrecht, the Company's co-CEO and shareholder of the Parent, provided a personal guarantee with each of the Company's subordinated loan borrowings. In connection with the guarantees, the Parent granted warrants to William R. Hambrecht to purchase 854,283 Series C common stock in the Parent..

7. COMMITMENTS AND CONTINGENCIES

At December 31, 2005, the Company was obligated under long-term, noncancelable operating leases for office facilities, parking facilities, and equipment, which require the minimum annual payments as follows:

Years Ending December 31	
2006	$ 1,533,541
2007	1,418,020
2008	414,228
2009	362,814
2010 and thereafter	683,594
Total	$ 4,412,197

Certain leases contain renewal options and escalation clauses.

In 2004, the Company committed $125,000 to Webster Capital Founders' Fund, L.P., a venture capital fund company (the "fund"). At December 31, 2005, the Company had outstanding commitments of $51,048 which can be called by the fund at any time.

The Company is currently involved in various legal and regulatory matters arising from its investment banking and securities activities. Although, the ultimate outcome of these matters can not be ascertained at this time, it is the opinion of management, based on discussions with legal counsel, that the resolution of these matters will not in the aggregate have a material adverse affect upon the Company's financial position.

8. RELATED-PARTY TRANSACTIONS

Some employees of the Company have provided financial services for The Hambrecht 1980 Revocable Trust (the "Trust") and its affiliates for which the Trust reimburses the Company for these services.

The Company has utilized Decision Economics, an independent financial and research firm, to provide various research services since 1998. In June 2005, the Parent acquired from William R. Hambrecht adjustable rate senior subordinated convertible notes in Decision Economics with a fair value of $1,477,731. The Parent contributed the notes to the Company in June 2005. Interest receivable of $26,050 is reflected in other assets in the balance sheet.

The Company has a lease agreement with Fidelity Corporate Real Estate, an affiliate of two of the Parent's shareholders, for office space in Boston. The lease expires in 2006.

The Company entered into an expense sharing agreement with the Parent's wholly owned subsidiary WR Hambrecht + Co. Asset Management, LLC. Charges the Company allocates on a monthly basis are based on direct expenses, square footage of office and headcount. Management believes that, in general, specific identification of certain of these expenses is not practicable, and the methods used to allocate the expenses are reasonable. Certain operating expenditures totaling $71,625 that remain to be settled are reflected in the balance sheet as other assets.

The Company rents an apartment in New York City. The apartment is used by Company employees traveling to New York on business. The signed lease is under the name William R. Hambrecht.

9. INCOME TAXES

The deferred income tax asset as of December 31, 2005, consists of the following:

Net unrealized gain on long-term investments	$ (61,920)
Operating loss carryforwards	52,651,237
Other deferred assets	559,579
Total deferred income tax	53,148,896
Valuation allowance	(53,148,896)
Net deferred income tax asset	$ -

In 2005, a net valuation allowance of $53,148,896 has been recorded, which eliminates the net deferred tax assets at December 31, 2005. The Company has a federal net operating loss carryforward of $128,889,197 and a California net operating loss carryforward of $89,504,536. These loss carryforwards will begin to expire beginning in 2019 and 2007 for federal and California tax purposes, respectively.

10. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) adopted by the Securities and Exchange Commission ("SEC") and administered by the NASD Regulation, Inc., which requires the Company to maintain minimum net capital as defined by the Rule and a ratio of aggregate indebtedness to net capital, as defined, not in excess of 15 to 1. The relationship of aggregate indebtedness to net capital changes from day to day. At December 31, 2005, the Company's net capital was $3,467,632, its ratio of aggregate indebtedness to net capital was 1.06 to 1, and its net capital was $3,051,632 in excess of the required minimum net capital. The Company is exempt from the requirements of Rule 15c3-3, as adopted by the SEC.

11. STOCK PLANS

The Company's employees participate in the Parent's 1999 and 2000 Equity Incentive Plans (the "Plans") which are for the benefit of employees and consultants. The Plans provide for the direct award or sale of Series D common stock of the Parent in the form of restricted stock and for the grant of options to purchase shares of Series D common stock of the Parent.

At December 31, 2005, there were 10,170,848 shares outstanding of the Parent's restricted stock with a weighted average price per share of $0.26. Restricted stock issued in 2005 vests over four years with 25% vesting on the first anniversary of grant date and the rest ratably over the following 36 months. Restricted stock issued in 2005 was sold to employees at fair value.

At December 31, 2005, there were options outstanding to purchase 75,000 shares of the Company's Series D common stock at an exercise price of $0.50. The 75,000 options outstanding at December 31, 2005 represent a single grant to one nonemployee in 2003 which fully vested on the date of grant. No new options were granted during 2005.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

As a securities broker-dealer, the Company's transactions are executed on behalf of its customers. The Company introduces these transactions for clearance on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary. Therefore, management believes that the potential for the Company to make payments under these customer transactions is remote. Accordingly, no additional liability has been recognized for these transactions.

During the normal course of business the Company may sell securities which it has not yet purchased, which represent obligations of the Company to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in a market at prevailing prices. Such transactions result in off-balance-sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the balance sheet. The Company seeks to control such market risk through the use of internal monitoring guidelines.

* * * * * *

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 28, 2006

W.R. Hambrecht + Co., LLC
539 Bryant Street
San Francisco, CA 94107-1237

In planning and performing our audit of the financial statements of W.R. Hambrecht + Co., LLC (the "Company"), for the year ended December 31, 2005 (on which we issued our report dated February 28, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP